

07007983





BB 9/5

COMMISSION
549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49443 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Madison Avenue, 25th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cyrus Pardiwala 646-471-6565
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Councilor, Buchanan and Mitchell P.C.
(Name – *if individual, state last, first, middle name*)

7910 Woodmont Ave., Ste 500 Bethesda MD 20814
(Address) (City) (State) (Zip Code)



**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

9/6

## OATH OR AFFIRMATION

I, Cyrus Pardiwala, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________, as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________

________

________

JUDY GALLAGHER
Notary Public, State of New York
No. 01GA6134906
Qualified in Kings County
Term Expires October 11, 2009

C Pardiwala
Signature

SENIOR MANAGING DIRECTOR
Title

Judy Gallagher
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

**PRICEWATERHOUSECOOPERS CORPORATE ADVISORY AND RESTRUCTURING LLC**

June 30, 2007

## CONTENTS


CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

# REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members of **PricewaterhouseCoopers Corporate Advisory and Restructuring LLC**

We have audited the accompanying statement of financial condition of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") as of June 30, 2007, and the related statements of operations, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC as of June 30, 2007, and the results of its operations and its cash flows the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Councilor, Buchanan + Mitchell, P.C.

Bethesda, Maryland  
August 27, 2007

Certified Public Accountants

7910 Woodmont Avenue • Suite 500 • Bethesda, MD 20814 • Phone: 301-986-0600 • Fax: 301-986-0432 • www.cbmcpa.com

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

**STATEMENT OF FINANCIAL CONDITION**

June 30, 2007

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 4,298,452 |
| Accounts receivable | 1,505,278 |
| Due from affiliate | 5,801 |
| | $ 5,809,531 |

LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts payable and accrued expenses | $ 2,127,087 |
| Members' capital | 3,682,444 |
| | $ 5,809,531 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

## STATEMENT OF OPERATIONS

Year ended June 30, 2007

| | |
|---|---|
| Revenues | |
| Fee income and related expenses | $ 6,854,165 |
| Interest and other | 214,058 |
| | 7,068,223 |
| Operating expenses | |
| Employee compensation and benefits | 8,234,242 |
| Practice development | 957,766 |
| Recruiting | 49,152 |
| Other personnel-related expenses | 271,806 |
| Technology & Research | 427,035 |
| Business Development | 232,017 |
| Office and administrative expenses | 757,726 |
| Occupancy | 125,020 |
| | 11,054,764 |
| NET LOSS | $ (3,986,541) |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

## STATEMENT OF CHANGES IN MEMBERS' CAPITAL

Year ended June 30, 2007

| | |
|---|---|
| Members' capital, beginning of year | $ 3,368,985 |
| Members' capital contribution | 4,300,000 |
| Net loss | (3,986,541) |
| Members' capital, end of year | $ 3,682,444 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

**STATEMENT OF CASH FLOWS**

Year ended June 30, 2007

| | |
|---|---|
| Cash flows from operating activities | |
| Net loss | $ (3,986,541) |
| Adjustments to reconcile net loss to net cash provided by operating activities | |
| Changes in operating assets and liabilities | |
| (Increase) decrease in operating assets | |
| Accounts receivable, less allowance for doubtful accounts | (548,957) |
| Due from affiliate | 503,902 |
| Increase (decrease) in operating liabilities | |
| Accounts payable and accrued expenses | (954,755) |
| Net cash used by operating activities | (4,986,351) |
| Cash flows from financing activities | |
| Capital contributions | 4,300,000 |
| Net Decrease in Cash And Cash Equivalents | (686,351) |
| Cash and cash equivalents at beginning of year | 4,984,803 |
| Cash and cash equivalents at end of year | $ 4,298,452 |

*The accompanying notes are an integral part of this statement.*

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

**NOTES TO FINANCIAL STATEMENTS**

June 30, 2007

## NOTE A - GENERAL BUSINESS

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was organized as a limited liability company under the laws of the state of Delaware. As such, its members' liabilities in the Company's obligations and debts shall be limited to the amounts of their capital contributions.

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing, mergers and acquisitions. Its activities also include privately placing equity and debt securities on behalf of corporations, partnerships, business trusts, and limited liability companies on a "best efforts" basis with clients located throughout the United States.

## NOTE B - SUMMARY OF ACCOUNTING POLICIES

1. *Cash and Cash Equivalents*

   Cash and cash equivalents include cash balances and money market funds.

2. *Accounts Receivable*

   Accounts receivable are reported at their outstanding balances.

   Management periodically evaluates the adequacy of the allowance for doubtful accounts by considering the Company's past receivables loss experience, known and inherent risks in the accounts receivable population, adverse situations that may affect a client's ability to pay, and current economic conditions.

   The allowance for doubtful accounts is increased by charges to bad debts expense and decreased by charge offs of the accounts receivable balances. Accounts receivable are considered past due based on their payment terms. Accounts receivable are charged off based on management's case-by-case determination that they are uncollectible.

**NOTE B (continued)**

Management believes that all accounts receivable is substantially collectible at June 30, 2007. No material allowances have been provided.

3. *Fee Income and Revenue Recognition*

Fee income represents amounts recognized in connection with advisory services fees and related expenses. In connection with these activities, the Company receives retainer fees for services to be provided. Revenue from advisory services is recognized when performance is substantially completed. When applicable, advisory services fees received in advance of performance are treated as deferred revenue.

4. *Income Taxes*

No provision for Federal, state, or city income taxes has been made since the Company is not a taxable entity and the members are individually liable for the taxes on their shares of the Company's income or loss.

5. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE C - MEMBERS' CAPITAL**

The Company's limited liability agreement calls for the Company's profits and losses to be allocated in proportion to the capital contributions of the members.

## NOTE D - RELATED PARTY TRANSACTIONS

1. *Fee Income*

Approximately 67% of the gross revenues earned is a result of subcontracts from PwC. In addition, all revenues are processed by PricewaterhouseCoopers LLP (PwC) on behalf of the Company.

The Company has an agreement with PricewaterhouseCoopers Corporate Finance Inc. ("PwCCF Canada," an affiliate of PwC) to provide U.S.-based broker-dealer services via Registered Representative Consulting Agreements.

The Company earned approximately $350,000 of revenues from PwCCF Canada for the year ended June 30, 2007.

2. *Intercompany Transactions*

Net revenues were collected and expenditures processed by PwC on behalf of the Company. Collections are processed by PwC and deposited directly into the Company's accounts.

PwC charges the Company for substantially all office and administrative expenses, and certain other operating expenses. These expenses are allocated to the Company based upon a predetermined formula, which totaled $535,891 for the year ended June 30, 2007. At June 30, 2007, the amount due from PwC was $5,801, which represents the net amount of revenues collected and expenditures paid and allocated by PwC. In addition, the Company earned $4,569,573 of income from the PwC Network for the year ended June 30, 2007.

During the year the Company sold, without recourse, $1,559,713 in receivables to PwC at a loss of $110,037.

3. *Employee Benefit Plan*

PwC maintains a defined contribution plan covering all employees of PwC and certain related entities, including the Company. The Plan provides that employees who have attained age 21 voluntarily contribute from 1% to 100% of their pre-tax compensation to the Plan and/or from 1% to 100% of post-tax compensation to the Plan, with the total amount of contributions not

**NOTE D (continued)**

to exceed 100% of compensation. The Company matches employee contributions in the amount of 25% of the first 6% of compensation contributed to the Plan (200% of the first 6% of compensation for the employee's first September of participation). The Company also makes a profit sharing contribution of 5% (8% for Managing Directors, and 7% for grandfathered Directors) of compensation regardless of the employees' contributions.

After March 2006, the Company stopped making profit sharing contributions and began participation in PwC's cash balance pension plan, with allocations for its employees made in the same amount as the prior profit sharing contributions. Expense totaled $189,992 for the year ended June 30, 2007

## NOTE E - CONCENTRATION OF CREDIT RISK

The Company is subject to credit risk at June 30, 2007, as the majority of all cash and cash equivalents are held at one financial institution.

## NOTE F - NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of NASD, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 under the Act. The Company is required to maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but, as of June 30, 2007, the Company had net capital of $3,874,474, which exceeded minimum net capital requirements by $3,851,940.

## SUPPLEMENTARY INFORMATION

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

June 30, 2007

| | |
|---|---|
| Net capital | |
| Members' capital | $ 3,682,444 |
| Deductions and/or charges | |
| Nonallowable assets | |
| Accounts receivable, less allowance for doubtful accounts | 1,505,278 |
| Due from affiliate | 5,801 |
| | 2,171,365 |
| Other additions and/or credits | |
| Discretionary bonus pool | 1,789,078 |
| Net capital before haircuts on securities positions | 3,960,443 |
| Haircuts on securities | |
| Other securities | 85,969 |
| Net capital | 3,874,474 |
| Minimum net capital requirement - the greater of 6-2/3% of aggregate indebtedness of $338,009 or $5,000 | 22,534 |
| Excess net capital | $ 3,851,940 |
| Ratio of aggregate indebtedness to net capital | .09 to 1 |
| Schedule of aggregate indebtedness | |
| Accounts payable and accrued expenses | $ 338,009 |

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as amended.

PricewaterhouseCoopers Corporate Advisory and Restructuring LLC

**STATEMENT REGARDING RULE 15c3-3**

June 30, 2007

The Company is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

**PRICEWATERHOUSECOOPERS CORPORATE ADVISORY & RESTRUCTURING LLC**

June 30, 2007


CBM
Councilor • Buchanan • Mitchell
Certified Public Accountants & Business Advisors

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Members of
**PricewaterhouseCoopers Corporate Advisory and Restructuring LLC**

In planning and performing our audit of the financial statements and supplemental schedules of PricewaterhouseCoopers Corporate Advisory and Restructuring LLC (the "Company") for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and Recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles.

7910 Woodmont Avenue • Suite 500 • Bethesda, MD 20814 • Phone: 301-986-0600 • Fax: 301-986-0432 • www.cbmcpa.com

To the Members of
**PricewaterhouseCoopers Corporate Advisory and Restructuring LLC**

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Councilor, Buchanan + Mitchell, P.C.

Bethesda, Maryland
August 27, 2007

Certified Public Accountants

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| (1) | Northeast Regional Office<br>Mark Schonfield, Regional Director<br>3 World Financial Center<br>Room 4300<br>New York, NY 10281<br>Email: newyork@sec.gov |
| (1) | Boston District Office<br>Walter G. Ricciardi, District Administrator<br>33 Arch Street, 23rd Floor<br>Boston, MA 02110-1424<br>Email: boston@sec.gov |
| (1) | Philadelphia District Office<br>Arthur S. Gabinet, District Administrator<br>The Mellon Independence Center<br>701 Market Street<br>Philadelphia, PA 19106-1532<br>Email: Philadelphia@sec.gov |

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(651) 296-4026
(651) 296-4328 (Fax)
http://www.nasaa.org/About_NASAA/NASAA_Member_Representatives/mailtcc

**Mississippi**
Office of the Secretary of State
Business Regulation & Enforcement Division
700 North Street

Jackson, MS 39202

P.O. Box 136
Jackson, MS 39205-0136

James O. Nelson, II
Assistant Secretary of State
Business Regulation & Securities Division

(601) 359-6371
(601) 359-2663 (Fax)

**Missouri**
Office of the Secretary of State
600 West Main Street
Jefferson City, MO 65101

Douglas M. Ommen
Securities Commissioner

(573) 751-4136
(573) 526-3124 (Fax)

**Montana**
Office of the State Auditor
Securities Department
840 Helena Avenue
Helena, MT 59601

P.O. Box 4009
Helena, MT 59604

John Morrison
Securities Commissioner

(406) 444-2040
(406) 444-5558 (Fax)



## CANADA

**Alberta**
Securities Commission
Suite 400, 300 - 5th Avenue S.W.
Calgary, AB T2P 3C4
Canada

William Rice, Chair

(403) 297-6454
(403) 297-6156 (Fax)

**British Columbia**
Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Canada

Adrienne Salvail-Lopez
Commissioner

(604) 899-6500
(604) 899-6506 (Fax)

**Manitoba**
Securities Commission
1130-405 Broadway
Winnipeg, MB R3C 3L6
Canada

Donald G. Murray
Chairman

(204) 945-2548
(204) 945-0330 (Fax)

**New Brunswick**
Department of Justice
Securities Administration Branch
133 Prince William Street, Suite 606
St. John, NB E2L 4Y9
Canada

Donne W. Smith
Administrator

(506) 658-3060
(506) 658-3059 (Fax)

**Newfoundland & Labrador**
Government of Newfoundland & Labrador
PO Box 8700
Confederation Building, West Block
St. John's, NL A1B 4J6
Canada

Winston Morris
Assistant Deputy Minister
Consumer & Commercial Affairs
Chair, Securities Commission

(709)-729-2571
(709)-729-4151 (Fax)

**Northwest Territories**
Securities Registry
Department of Justice

1st Floor Stuart M. Hodgson Building
5009 - 49th Street
Yellowknife, NT X1A 2L9
Canada

Tony Wong
Registrar of Securities

(867) 873-7490
(867) 873-0243 (Fax)

**Nova Scotia**
Securities Commission
1690 Hollis Street
2nd Floor, Joseph Howe Building
Halifax, NS B3J 3J9
Canada

Mr. H. Leslie O'Brien
Vice-Chair

(902) 424-7768
(902) 424-4625 (Fax)



**Mexico**
Comisi□acional Bancaria y de Valores
Direcci□eneral de Asuntos Int'l
Av. Insurgentes Sur 1971, Torre Sur
Piso 9
Plaza Inn, Col. Guadalupe Inn, C.P. 01020
Mexico

Miguel Angel Garza
Director General (International Affairs)

011 525 724-6578
011 525 724-6220 (Fax)



END